SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

SCITEX CORPORATION LTD.
(Name of Subject Company (Issuer))

SCITEX CORPORATION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.12 PER SHARE
(Title of Class of Securities)

809090103
(CUSIP Number of Class of Securities)

Yahel Shachar
Chief Financial Officer
Scitex Corporation Ltd.
3 Azrieli Center, Triangular Tower, 43RD Floor, Tel Aviv 67023, Israel
(972) 3-607-5855
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Daniel E. Wolf, Esq	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Nechama Brin, Adv.
Four Times Square	Goldfarb, Levy, Eran & Co.
New York, New York 10036	2 Ibn Gvirol Street
Telephone: (212) 735-3000	Tel Aviv 64077, Israel
(972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$32,000,000.00	$4,540.40***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 5,643,739 ordinary shares of Scitex Corporation Ltd. at a purchase price of $5.67 cash per share.
**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.
***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable	Date Filed: Not Applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on May 14, 2004 by Scitex Corporation Ltd., an Israeli corporation (“Scitex”), with the Securities and Exchange Commission (the “Schedule TO”) in connection with its offer to purchase up to 5,643,739 of its outstanding ordinary shares, nominal (par) value NIS 0.12 per share (the “Shares”), at $5.67 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 14, 2004 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

        This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

        The information contained in the Schedule TO and in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby amended and supplemented as follows:

        Section 10 – “Conditions to the Offer” of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

        “Under Israeli law, the offer is generally unconditional and we will become irrevocably bound to purchase, subject to proration, the shares validly tendered in the offer and not properly withdrawn prior to the Final Expiration Date. Notwithstanding the foregoing and any other provisions of the offer, and in addition to (and not in limitation of) our rights to extend the Initial Offer Period or otherwise amend the terms of the offer at any time, we shall not be required to accept for payment and, subject to Israeli law and any applicable rules and regulations of the SEC, including Rule 13e-4(f)(5) under the Exchange Act (relating to our obligation to either pay for or return tendered shares promptly after the termination or withdrawal of the offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered shares, and terminate the offer, if, in our reasonable judgment,

(a) on the Initial Completion Date, any one or more of the following conditions has not been satisfied:

        (1) there shall have been validly tendered and not properly withdrawn prior to the Initial Completion Date at least 3,226,381 shares; or

        (2) as required by Israeli law, the aggregate number of shares validly tendered in the offer and not properly withdrawn is greater than the number of shares represented by Notices of Objection to the offer (excluding shares held by us or our affiliates pursuant to Section 331(c) of the Israeli Companies Law);

(b) at any time on or after commencement of the offer and prior to the Initial Completion Date

•	any "legal event" (as such term is defined below) shall have occurred,

•	we did not know and could not have known of, and we did not foresee and could not have foreseen, in each case, on the date of this offer to purchase, the occurrence of such “legal event,” and

•	such “legal event” would cause the terms of the offer as a result of such event to become materially different from the terms which a reasonable offeror would have proposed had it known of such “legal event” on the date of this offer to purchase;

For purposes of this paragraph (b), a “legal event” shall mean any of the following:

(1)	any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign; or

(2)	any action or proceeding instituted or pending by any governmental entity or third party before a court or other authority of competent jurisdiction, domestic or foreign; or

(c) at least one Israeli business day prior to the Initial Completion Date, we shall not have obtained any approvals, licenses, permits or consents of any competent authority or any other approval which is required under applicable law in order to purchase the shares pursuant to the offer (see Section 11).

        The foregoing conditions may be asserted by us regardless of the circumstances giving rise to any such conditions and, in the case of clauses (a)(1) and (b) above, subject to applicable law, may be waived by us in whole or in part at any time and from time to time prior to the Initial Completion Date, in each case, in the exercise of our reasonable judgment. You should be aware that, under Israeli law, we may not waive the conditions set forth in clause (a)(2) and clause (c) above. In addition, under Israeli law, we may not waive the condition set forth in clause (a)(1) above without first obtaining approval from our shareholders for such waiver and, in any event, as required by Section 332 of the Israeli Companies Law, the offer must result in us purchasing a number of shares representing at least 5% of our voting power.

        Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Initial Completion Date. Any determination by us concerning any condition described in this Section 10 shall be final and binding on all parties. A public announcement may be made of a material change in, or waiver of, such conditions, and the Initial Offer Period may, in certain circumstances, be extended in connection with any such change or waiver.

        Should the offer be terminated pursuant to the foregoing provisions, all tendered shares not theretofore accepted for payment shall promptly be returned by the Depositaries to the tendering shareholders.

        The offer is not conditioned on our obtaining financing.”

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

Dated: June 2, 2004

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated May 14, 2004.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Scitex on May 14, 2004.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on May 14, 2004.*, **

(a)(5)(C)	Form of Acceptance and Objection Notices to be filed with the Israeli Securities Authority on May 14, 2004.*, **

(b)	Not applicable.

(d)(1)	Voting Agreement, dated December 1, 1980, by and among Discount, PEC and Clal. (1)

(d)(2)	Scitex Israel Key Employee Share Incentive Plan 1991. (2)

(d)(3)	Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995). (3)

(d)(4)	Scitex 2001 Stock Option Plan (as amended, 2003).*

(d)(5)	Scitex 2003 Share Option Plan. (4)

(g)	Not Applicable.

(h)	Not Applicable.

* Previously filed with the Schedule TO.

** English translation from Hebrew.

(1) Previously filed as Exhibit 10.h to Scitex's Registration Statement on Form F-1 (filed May 26, 1983).

(2) Previously filed as Exhibit 4(c)(1) to Scitex's Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

(3) Previously filed as Exhibit 4(c)(2) to Scitex's Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

(4) Previously filed as Appendix B to Scitex's Proxy Statement included in its Report on Form 6-K (filed December 3, 2003).